Exhibit 99.27

June 6, 2019 #2019-09

Midas Gold’s Plan to Address Previous Water Contamination in Stibnite Mining District

Modern Mining Offers Solutions to Problems Created by Historic Mining Activity

VANCOUVER, BRITISH COLUMBIA – Midas Gold Corp. (MAX:TSX / MDRPF:OTCQX) (“Midas Gold” or the “Company”) today announced that it has been advised that the Nez Perce Tribe intends to initiate legal action against the Company and its subsidiaries related to water quality impacts related to historical mining activity undertaken prior to Midas Gold’s involvement in the site.

Water quality in the historical Stibnite Mining District (the “District”) has been impacted by more than a century of mining activity, most of which took place before modern environmental regulations existed. In 2016, Midas Gold Idaho, Inc., an Idaho-based mining company that has never operated in the District, submitted a Plan of Restoration and Operations to improve water quality and fix the long-standing environmental issues facing the site as part of its proposed Stibnite Gold Project. Despite this proposal, the Nez Perce Tribe recently announced its intent to sue Midas Gold over its concerns of high concentrations of arsenic and other contaminants in the water at the site.

“We have long shared the Nez Perce Tribe’s concerns over water quality in the Stibnite Mining District and we are well aware of the site’s historically degraded water quality,” said Laurel Sayer, CEO of Midas Gold Idaho. “Filing a lawsuit will not fix the problem. Instead, the site needs to be cleaned up, a point on which we are certain the Tribe can agree with.”

Midas Gold did not cause the current water quality issues at the site. Midas Gold has never conducted any mining operations at site and therefore has no control or responsibility for any pollutant discharges. The Company’s actions have been limited to studying current conditions in the District, evaluating the optimal solutions for remediation and restoration and presenting those solutions to the regulators responsible for the site.

The Stibnite Mining District is a highly mineralized area and there are over three million tons of tailings from the World War II era laying unconstrained in the Meadow Creek valley, capped by an additional seven million tons of spent heap leach ore, and numerous other open pits and waste rock dumps across the site. It is therefore not unexpected to see elevated levels of metals in ground and surface water and it is likely that elevated levels of arsenic and antimony have been a problem for decades. Water quality sampling undertaken by Midas Gold as part of its characterization of the site showed very high arsenic and antimony levels, far beyond what is considered acceptable for drinking water or aquatic life standards. One monitoring station, which is adjacent to the East Fork of the South Fork of the Salmon River and downslope from a historic waste dump and hazardous waste repository installed by the US Forest Service (USFS), measured arsenic at more than 700 times higher than the drinking water standard. The Company has regularly submitted this and other water quality information to the USFS and state and federal environmental regulators as a part of Midas Gold’s ongoing obligation to report data to the agencies.

Midas Gold has routinely been meeting with environmental regulators on the issue of the site’s water quality.  More recently, the Company began working closely with the Idaho Department of Environmental Quality and the United States Environmental Protection Agency to gain permission to take action and learn more about the specific causes of degraded water quality. Under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), Midas Gold is not legally responsible for legacy impacts at site caused by previous mining companies. However, the proposed Stibnite Gold Project, as set out in the Company’s Plan of Restoration and Operations submitted to regulators in 2016, is designed to resolve many problems facing site – including reconnecting fish to their native spawning grounds, fixing the largest source of sedimentation in the river and removing tailings and waste that degrade water quality. With the levels of arsenic and antimony being detected at elevated levels, Midas Gold believes it is important to work directly with regulators to address the causes of water contamination.

Midas Gold has been evaluating the region as a potential opportunity for redevelopment since 2009 and, in 2016, presented the Plan of Restoration and Operations to the USFS. The plan was designed to bring economic investment and environmental restoration to a mining district that suffers from many legacy impacts.

“Private industry is the partner regulators and local communities need to bring solutions to the Stibnite Mining District,” said Sayer. “Over the past several years, our team of engineers, consultants and experts have undertaken a wide-ranging characterization of the current issues at the site in order to develop a comprehensive plan to profitably and responsibly use mining to address the contamination and legacy issues. A lawsuit is counterproductive to a solution.”

Midas Gold has engaged with and tried to work with the Nez Perce Tribe for the last several years. The Tribe’s threat to sue the Company does not improve the water quality at the site, but Midas Gold hopes it will raise awareness of the current issues at Stibnite and importance of addressing environmental degradation in the area.

About the Stibnite Gold Project:

The historic Stibnite Mining District has seen over 100 years of mining activity. In 1938, the area became subject to large-scale mining on federal lands, largely for purposes of aiding the war effort with the production of tungsten and antimony. Since then, limited remediation of environmental legacies has occurred, but major impacts remain. The East Fork of the South Fork of the Salmon River flows directly into an abandoned mining pit, blocking anadromous fish from reaching spawning grounds. Abandoned tailings and waste rock lie on the valley floor, in unlined facilities, and are a threat to ground and surface water quality.

Midas Gold had no involvement in any of the historic mining that occurred at Stibnite. However, the Company’s plan for the Stibnite Gold Project contains a comprehensive plan for the removal, remediation, reclamation and restoration of legacy contamination and addressing of historical mining impacts across much of the site funded by the redevelopment of the site as a significant, long-life, modern mining operation. Midas Gold’s Plan of Restoration and Operations is currently under review by regulators.

Stibnite Gold Project Permitting Background

A detailed presentation on the Plan of Restoration and Operations can be found at www.midasgoldcorp.com. Details of previous news releases and technical studies can be found filed under Midas Gold’s profile on SEDAR (www.sedar.com) or at www.midasgoldcorp.com.

For further information about Midas Gold Corp., please contact:

Liz Monger -- Manager, Investor Relations (t): 778.724.4704

(e): info@midasgoldcorp.com

Facebook: www.facebook.com/midasgoldidaho Twitter: @MidasIdaho

Website: www.midasgoldcorp.com

About Midas Gold and the Stibnite Gold Project

Midas Gold Corp., through its wholly owned subsidiaries are focused on the exploration and, if warranted, site restoration and development of gold-antimony-silver deposits in the Stibnite-Yellow Pine district of central Idaho that are encompassed by its Stibnite Gold Project.

Forward-Looking Information

Statements contained in this news release that are not historical facts are "forward-looking information" or "forward-looking statements" (collectively, "Forward-Looking Information") within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward Looking Information includes, but is not limited to, disclosure regarding possible events, next steps and courses of action including actions to be taken by the USFS, the State of Idaho and other government agencies and regulatory bodies. In certain cases, Forward-Looking Information can be identified by the use of words and phrases or variations of such words and phrases or statements such as "anticipates", "complete", "comprehensive", "defensible", "ensure", "potential" and "robust", in relation to certain actions, events or results "could", "may", "will", "would", be achieved. In preparing the Forward-Looking Information in this news release, Midas Gold has applied several material assumptions, including, but not limited to, assumptions that the current objectives concerning the Stibnite Gold Project can be achieved and that its other corporate activities will proceed as expected; that general business and economic conditions will not change in a materially adverse manner; that the formal review process under the National Environmental Policy Act (including a joint review process involving the USFS, the State of Idaho and other agencies and regulatory bodies) as well as the public comment period and Environmental Impact Statement will proceed in a timely manner and as expected; and that all requisite information will be available in a timely manner. Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Midas Gold to be materially different from any future results, performance or achievements expressed or implied by the Forward-Looking Information. Such risks and other factors include, among others, changes in laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may result in unforeseen results in the review process under the NEPA; uncertainty surrounding input to be received pursuant to the public comment period; risks related to dependence on key personnel; risks related to unforeseen delays in the review process including availability of personnel from the USFS, State of Idaho and other agencies and regulatory bodies (including, but not limited to, future US government shutdowns); uncertainty as to what action or steps, if any, the Nez Perce Tribe will take; risks related to opposition to the Stibnite Gold Project, as well as those factors discussed in Midas Gold's public disclosure record. Although Midas Gold has attempted to identify important factors that could affect Midas Gold and may cause actual actions, events or results to differ materially from those described in Forward-Looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-Looking Information. Except as required by law, Midas Gold does not assume any obligation to release publicly any revisions to Forward-Looking Information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.